UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
As at and for the Three Months Ended March 31, 2026

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	38

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	Notes	March 31, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents		$550.2	$421.9
Receivables and other current assets	7	59.4	79.6
Inventories	8	355.9	377.0
Assets held for sale	5	25.2	25.2
		990.7	903.7
Non-current assets
Property, plant and equipment	9	4,156.6	4,162.8
Exploration and evaluation assets	10	403.7	396.1
Restricted cash	6	69.6	71.0
Inventories	8	219.1	194.8
Deferred income tax assets		22.5	—
Other assets	11	130.8	124.1
		5,002.3	4,948.8
		$5,993.0	$5,852.5
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$293.6	$329.1
Income taxes payable		144.8	99.6
Current portion of provisions	12	8.6	5.1
Current portion of lease liabilities		32.2	32.3
Current portion of long-term debt	15	0.3	1.0
Other current liabilities	14	43.8	50.0
		523.3	517.1
Non-current liabilities
Deferred income tax liabilities		117.0	52.6
Provisions	12	307.5	308.3
Lease liabilities		69.6	79.7
Long-term debt	15	548.9	648.8
Other liabilities	14	—	0.1
		1,043.0	1,089.5
		1,566.3	1,606.6
Equity
Attributable to equity holders
Common shares		3,325.6	3,383.8
Contributed surplus		(210.0)	(27.4)
Retained earnings		1,252.3	872.6
Accumulated other comprehensive income (loss)		(33.4)	(37.6)
		4,334.5	4,191.4
Non-controlling interests		92.2	54.5
		4,426.7	4,245.9
Commitments	28
		$5,993.0	$5,852.5
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	39

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)		Three months ended March 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2026	2025
Revenues	16	$1,030.1	$477.1
Cost of sales	21	(459.4)	(335.9)
Gross profit		570.7	141.2
General and administrative expenses		(15.4)	(16.4)
Exploration expenses		(7.8)	(6.6)
Other expenses	22	(2.9)	(5.1)
Earnings from operations		544.6	113.1
Finance costs	23	(7.5)	(29.8)
Foreign exchange gain (loss)		(5.4)	1.6
Interest income, derivatives and other investment gains (losses)	24	2.1	0.8
Earnings before income taxes		533.8	85.7
Income tax expense	13	(116.4)	(39.2)
Net earnings		$417.4	$46.5
Net earnings attributable to:
Equity holders		$379.7	$39.7
Non-controlling interests		37.7	6.8
Net earnings		$417.4	$46.5

Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic	25	587.6	572.5
Diluted	25	594.0	579.6

Basic earnings per share	25	$0.65	$0.07
Diluted earnings per share	25	$0.64	$0.07
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	40

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)		Three months ended March 31,
(In millions of U.S. dollars)	Notes	2026	2025
Net earnings		$417.4	$46.5
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		7.2	2.1
Net realized change in fair value of marketable securities		(5.8)	—
		1.4	2.1
Items that may be reclassified to the statements of earnings
Movement in cash flow hedge fair value reserve
Effective portion of changes in fair value of cash flow hedges	17(b)(i)	(0.9)	3.5
Time value of options contracts excluded from hedge relationship	17(b)(i)	1.0	(2.8)
Time value of options reclassified to the statements of earnings	17(b)(ii)	2.9	—
Net change in fair value of cash flow hedges reclassified to the statements of earnings	17(b)(ii)	(0.2)	1.7
		2.8	2.4
Total other comprehensive income		4.2	4.5
Comprehensive income		$421.6	$51.0

Comprehensive income attributable to:
Equity holders		$383.9	$44.2
Non-controlling interests		37.7	6.8
Comprehensive income		$421.6	$51.0
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	41

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended March 31,
(In millions of U.S. dollars)	Notes	2026	2025
Operating activities
Net earnings		$417.4	$46.5
Adjustments for:
Depreciation expense	21	115.7	79.7
Deferred revenue recognized	16	—	(77.7)
Income tax expense	13	116.4	39.2
Derivative loss		2.7	4.5
Finance costs	23	7.5	29.8
Other non-cash items	26(a)	1.8	3.5
Adjustments for cash items:
Settlement of derivatives		(2.7)	(1.7)
Disbursements related to asset retirement obligations	12(a)	(0.8)	(3.7)
Movements in non-cash working capital items and non-current ore stockpiles	26(b)	(59.6)	(30.6)
Cash from operating activities, before income taxes paid		598.4	89.5
Income taxes paid		(28.5)	(15.2)
Net cash from operating activities		569.9	74.3
Investing activities
Capital expenditures for property, plant and equipment		(101.6)	(64.7)
Capitalized borrowing costs	23	(3.2)	(5.6)
Other investing activities	26(c)	23.8	(16.3)
Net cash used in investing activities		(81.0)	(86.6)
Financing activities
Repurchase of shares under the Normal Course Issuer Bid ("NCIB")	19(b)	(260.0)	—
Proceeds from credit facility	26(e)	—	50.0
Repayment of credit facility	26(e)	(100.0)	(60.0)
Interest paid	23	(1.9)	(14.0)
Other financing activities	26(d)	5.4	(1.1)
Net cash used in financing activities		(356.5)	(25.1)
Effects of exchange rate fluctuation on cash and cash equivalents		(4.1)	6.5
Increase (decrease) in cash and cash equivalents		128.3	(30.9)
Cash and cash equivalents, beginning of the period		421.9	347.5
Cash and cash equivalents, end of the period		$550.2	$316.6
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	42

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
				Accumulated other comprehensive income (loss)
(Unaudited) (In millions of U.S. dollars)	Common shares	Contributed surplus	Retained Earnings (Deficit)	Marketable securities fair value reserve	Cash flow hedge fair value reserve	Total	Non-controlling interests	Total equity
Balance, January 1, 2026	$3,383.8	$(27.4)	$872.6	$(29.5)	$(8.1)	$4,191.4	$54.5	$4,245.9
Net earnings	—	—	379.7	—	—	379.7	37.7	417.4
Other comprehensive income	—	—	—	1.4	2.8	4.2	—	4.2
Total comprehensive income	—	—	379.7	1.4	2.8	383.9	37.7	421.6
Issuance of flow-through common shares (note 19(a))	9.6	—	—	—	—	9.6	—	9.6
Issuance of common shares for share-based compensation	6.0	(3.4)	—	—	—	2.6	—	2.6
Share-based compensation	—	1.9	—	—	—	1.9	—	1.9
Common shares repurchased under the NCIB (note 19(b))[1]	(73.8)	(191.4)	—	—	—	(265.2)	—	(265.2)
Accrual for automatic share purchase plan (note 19(b))	—	10.0	—	—	—	10.0	—	10.0
Other	—	0.3	—	0.3	(0.3)	0.3	—	0.3
Balance, March 31, 2026	$3,325.6	$(210.0)	$1,252.3	$(27.8)	$(5.6)	$4,334.5	$92.2	$4,426.7
1.For the three months ended March 31, 2026, the repurchase of shares under the NCIB is reported inclusive of a 2% share buy back tax of $5.2 million.
Balance, January 1, 2025	$3,070.6	$57.6	$259.4	$(41.1)	$(9.8)	$3,336.7	$64.0	$3,400.7
Net earnings	—	—	39.7	—	—	39.7	6.8	46.5
Other comprehensive income	—	—	—	2.1	2.4	4.5	—	4.5
Total comprehensive income	—	—	39.7	2.1	2.4	44.2	6.8	51.0
Issuance of flow-through common shares (note 19(a))	5.1	—	—	—	—	5.1	—	5.1
Issuance of common shares for share-based compensation	10.1	(7.8)	—	—	—	2.3	—	2.3
Share-based compensation	—	3.3	—	—	—	3.3	—	3.3
Net change in fair value and time value in property, plant and equipment	—	—	—	—	0.7	0.7	—	0.7
Other	—	0.1	—	—	—	0.1	—	0.1
Balance, March 31, 2025	$3,085.8	$53.2	$299.1	$(39.0)	$(6.7)	$3,392.4	$70.8	$3,463.2

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2026 and 2025
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated)
1.    Corporate Information and Nature of Operations
IAMGOLD Corporation (“IAMGOLD” or the "Company”) is a corporation governed by the Canada Business Corporations Act whose shares are publicly traded on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG). The address of the Company’s registered office is 150 King Street West, Suite 2200, Toronto, Ontario, Canada, M5H 1J9.
The Company has three operating mines: Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Company has an established portfolio of early stage and advanced exploration projects within highly prospective mining districts in Canada, including the Nelligan Mining Complex located in Quebec, Canada.
2.    Basis of Preparation
(a)    Statement of compliance
These unaudited condensed consolidated interim financial statements ("consolidated interim financial statements") of IAMGOLD and all of its subsidiaries and joint venture as at and for the three months ended March 31, 2026, have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, and do not include all of the information required for annual consolidated financial statements. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB") have been omitted or condensed. These consolidated interim financial statements have been prepared on a basis consistent with and should be read in conjunction with the annual audited consolidated financial statements as at and for the year ended December 31, 2025.
These consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors of the Company approved on May 5, 2026.
(b)    Basis of measurement
The consolidated interim financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 18.
(c)    Basis of consolidation
The Company’s subsidiaries and divisions related to significant properties are consistent and accounted for consistently with the audited annual consolidated financial statements for the year ended December 31, 2025.
(d)    Significant accounting judgments, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the three months ended March 31, 2026. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events which are believed to be reasonable under the circumstances. The areas involving significant judgments, estimates and assumptions have been set out in and are consistent with note 3 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2025.
3.    Adoption of New Accounting Standards and New Accounting Standards Issued but Not Yet Effective
(a)    Adoption of new accounting standards
The following new accounting pronouncement is effective for annual periods beginning on or after January 1, 2026 and has been incorporated into the consolidated interim financial statements:
•Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) which is effective for periods on or after January 1, 2026.
•Power Purchase Agreement (Amendments to IFRS 9) effective for periods on or after January 1, 2026.
•Annual Improvements to IFRS Accounting Standards (includes Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10, and IAS 7) effective for periods on or after January 1, 2026.
There were no changes to the financial statements from the adoption of new accounting standards.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	44

(b)    New accounting standards issued but not effective
Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after March 31, 2026:
•Hyperinflationary presentation currency (Amendments to IAS 21) effective for periods on or after January 1, 2027.
•Presentation and Disclosure in Financial Statements (IFRS 18) which is effective for periods on or after January 1, 2027.
•Sale or Contribution of Assets Between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) amendments were to be applied prospectively for annual periods beginning on or after January 1, 2016, however, on December 17, 2015 the IASB decided to defer the effective date for these amendments indefinitely. Early adoption is still permitted.
The Company does not intend to early adopt these standards. Pronouncements related to IFRS 10, IAS 21 and IAS 28 are not expected to have a significant impact on the Company's consolidated financial statements upon adoption. The impact of IFRS 18 on the Company's consolidated financial statements includes revised presentation of the Company’s statement of earnings including new categories and subtotals and the addition of disclosure reconciling and describing management performance measures.
4.     Acquisitions

	2025
	Northern Superior Resources Inc.	Mines D'Or Orbec Inc.	Total
Assets acquired and liabilities assumed
Exploration and evaluation assets	$330.1	$15.2	$345.3
Current Assets	3.3	1.0	4.3
Current Liabilities	(1.2)	(1.6)	(2.8)
Non Current Liabilities	(0.9)	—	(0.9)
	$331.3	$14.6	$345.9
Consideration transferred
Share consideration	$304.0	$7.4	$311.4
Cash and cash equivalents	25.0	5.8	30.8
Existing Interest in Mines D'Or Orbec	—	1.0	1.0
	$329.0	$14.2	$343.2
Transaction costs	2.3	0.4	2.7
	$331.3	$14.6	$345.9
Northern Superior Resources Inc.
On December 19, 2025, the Company acquired all of the issued and outstanding shares of Northern Superior Resources Inc. (“Northern Superior”) for total consideration of approximately $329.0 million which included 18.1 million common shares of the Company and cash of $25.0 million. The purchase price reflects the fair value of consideration at the acquisition date, including the Company’s share consideration, measured using the Company’s closing share price on the acquisition date, and the cash consideration described above.
The acquisition did not meet the IFRS definition of a business combination as the identifiable assets acquired are exploration stage properties with no identified economically recoverable reserves. Consequently, the transaction was recorded as an asset acquisition.
The total purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration transferred at the closing date of the acquisition.
The Company also incurred transaction costs of $2.3 million.
Mines D'Or Orbec Inc.
On December 22, 2025, the Company acquired all of the issued and outstanding shares of Mines D’Or Orbec Inc. (“Orbec”) for total consideration of approximately $14.2 million which included 0.4 million common shares of the Company and cash of $5.8 million.
The acquisition did not meet the IFRS definition of a business combination as the asset acquired is an exploration stage property with no identified economically recoverable reserves. Consequently, the transaction was recorded as an asset acquisition.
The total purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration transferred at the closing date of the acquisition.
The Company also incurred transaction costs of $0.4 million.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	45

5.    Assets and Liabilities Held for Sale
The Company is advancing a process to sell its exploration projects in Mali. During September 2025 the sale of these projects became highly probable to be completed in the next 12 months and therefore the underlying assets have been classified as held for sale. The Company has recorded an adjustment to the value of the assets to reflect the best estimate of consideration to be received in exchange for the Malian assets.
6.    Restricted Cash
As at March 31, 2026, the Company had long-term restricted cash of XOF 38.0 billion (March 31, 2026 - $66.7 million; December 31, 2025 - XOF 38.0 billion, $68.0 million) in support of environmental closure costs obligations related to the Essakane mine. Additionally, the Company has posted CAD$4.1 million (March 31, 2026 - $2.9 million; December 31, 2025 - CAD$4.1 million, $3.0 million) as security for certain environmental closure cost obligations at the Westwood division. The XOF currency, also referred to as the West African CFA franc, is issued by the Central Bank of West African States (BCEAO) and is the denomination of the long-term restricted cash related to the Essakane mine.
7.    Receivables and Other Current Assets

	Notes	March 31, 2026	December 31, 2025
Government receivables and investments		$24.5	$56.8
Gold receivables		0.4	0.2
Other receivables		5.1	3.9
Total receivables		30.0	60.9
Short-term investments	18(a)	1.0	1.0
Prepaid expenses		26.2	15.4
Hedge derivatives	17(b)(i)	2.2	2.3
		$59.4	$79.6
Government receivables and investments relate to Harmonized Sales Taxes in Canada. Value added taxes (“VAT”) in Burkina Faso of $75.2 million (December 31, 2025 - $67.8 million) is classified as non-current and the VAT balance is net of a provision of $12.9 million (December 31, 2025 - $11.4 million) as the Company does not expect to recover these amounts within 12 months due to delays in receiving the refunds (note 11).
8.    Inventories

	March 31, 2026	December 31, 2025
Finished goods	$47.0	$53.1
Ore stockpiles	100.4	125.3
Mine supplies	208.5	198.6
	355.9	377.0
Non-current ore stockpiles	219.1	194.8
	$575.0	$571.8

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	46

9. Property, Plant and Equipment

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Cost
Balance, January 1, 2025	$107.6	$4,119.8	$3,011.1	$164.9	$7,403.4
Additions	123.2	123.6	106.5	12.8	366.1
Changes in asset retirement obligations	—	8.7	—	—	8.7
Disposals/derecognition	—	—	(34.2)	(4.4)	(38.6)
Transfers within property, plant and equipment	(35.6)	28.4	10.6	(3.4)	—
Balance, December 31, 2025	$195.2	$4,280.5	$3,094.0	$169.9	$7,739.6
Additions	24.9	68.8	17.7	—	111.4
Changes in asset retirement obligations	—	2.1	—	—	2.1
Disposals/derecognition	—	—	—	(3.1)	(3.1)
Transfers within property, plant and equipment	(4.3)	—	4.3	—	—
Balance, March 31, 2026	$215.8	$4,351.4	$3,116.0	$166.8	$7,850.0

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2025	$—	$1,878.4	$1,199.3	$56.3	$3,134.0
Depreciation expense	—	268.5	173.7	30.8	473.0
Disposals/derecognition	—	—	(28.7)	(1.5)	(30.2)
Transfers within property, plant and equipment	—	2.1	0.5	(2.6)	—
Balance, December 31, 2025	$—	$2,149.0	$1,344.8	$83.0	$3,576.8
Depreciation expense	—	68.5	42.6	7.3	118.4
Disposals/derecognition	—	—	(0.1)	(1.7)	(1.8)
Balance, March 31, 2026	$—	$2,217.5	$1,387.3	$88.6	$3,693.4
Carrying amount, December 31, 2025	$195.2	$2,131.5	$1,749.2	$86.9	$4,162.8
Carrying amount, March 31, 2026	$215.8	$2,133.9	$1,728.7	$78.2	$4,156.6
1.Right-of-use assets ("ROU assets") consist of property, plant and equipment related to assets leased and accounted for under IFRS 16.
10.    Exploration and Evaluation Assets

	Notes	Nelligan	Gosselin	Monster Lake	Diakha, Siribaya Project	Other	Total
Balance, January 1, 2025		$31.1	$4.5	$7.8	$34.1	$2.1	$79.6
Acquired exploration and evaluation assets[1]		345.3	—	—	3.2	—	348.5
Exploration and evaluation expenditures		—	2.6	0.7	—	2.0	5.3
Reclassification from/(to) assets held for sale[2]	5	—	—	—	(37.3)	—	(37.3)
Balance at December 31, 2025		$376.4	$7.1	$8.5	$—	$4.1	$396.1
Acquired exploration and evaluation assets		2.4	—	—	—	1.0	3.4
Exploration and evaluation expenditures		—	1.0	—	—	3.2	4.2
Balance, March 31, 2026		$378.8	$8.1	$8.5	$—	$8.3	$403.7
1.During 2025, the Company acquired all issued and outstanding common shares of Northern Superior Inc. and Mines D'Or Orbec Inc. (note 4), respectively.
2.During 2025, the Company has advanced a process to sell its exploration projects in Mali (note 5). Amount reclassified to assets held for sale is prior to fair value adjustment.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	47

11.    Other Non-Current Assets

	Notes	March 31, 2026	December 31, 2025
Government receivables and investments	7	$75.2	$67.8
Advances for the purchase of capital equipment		7.0	7.7
Deferred consideration from the sale of Sadiola		22.1	19.1
Marketable securities	18(a)	14.7	18.4
Income taxes receivable		0.9	0.4
Bond fund investments	18(a)	1.0	1.0
Other		9.9	9.7
		$130.8	$124.1
12.    Provisions

	Notes	March 31, 2026	December 31, 2025
Asset retirement obligations	(a)	$290.9	$287.6
Other		25.2	25.8
		$316.1	$313.4
Current portion of provisions		$8.6	$5.1
Non-current provisions		307.5	308.3
		$316.1	$313.4
(a)Asset retirement obligations
The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. The Company makes a provision based on the best estimate of the future cash flows required to close and rehabilitate mine sites and related production facilities on a discounted basis.
These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the LOM, changes in discount rates, approved closure plans and estimated costs of reclamation activities and acquisition or construction of a new mine.
13.    Income Taxes
The Company estimates the effective tax rates expected to be applied for the full year and uses these rates to determine income tax provisions in interim periods. The impact of changes in judgments and estimates concerning the probable realization of losses, changes in tax rates, and foreign exchange rates are recognized in the interim period in which they occur.
The income tax expense for the three months ended March 31, 2026 was $116.4 million (three months ended March 31, 2025 - $39.2 million) and varied from the income tax expense calculated using the combined Canadian federal and provincial statutory tax rate of 26.5%. The variance was mainly due to unrecognized deferred tax assets, withholding tax on intercompany dividends, net foreign earnings taxed at different tax rates, and Canadian provincial mining taxes.
14.    Other Liabilities

	Notes	March 31, 2026	December 31, 2025
Automatic share purchase plan liability	19(b)	$40.0	$50.0
Deferred gain on flow-through share issuance	19(a)	3.6	—
Other liabilities		0.2	0.1
		$43.8	$50.1
Current portion of other liabilities		$43.8	$50.0
Non-current portion of other liabilities		—	0.1
		$43.8	$50.1

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	48

15.    Long-term Debt and Credit Facility

	Notes	March 31, 2026	December 31, 2025
Credit facility	(a)	$100.0	$200.0
5.75% senior notes	(b)	448.9	448.8
Equipment loans	(c)	0.3	1.0
		$549.2	$649.8
Current portion of long-term debt		$0.3	$1.0
Non-current portion of long-term debt		548.9	648.8
		$549.2	$649.8
The following are the contractual maturities related to the long-term debts, including interest payments:

		Payments due by period
March 31, 2026	Notes	Carrying amount	Contractual cash flows	1 yr	2-3 yrs
Notes	(b)	$450.0	$527.7	$25.9	$501.8
Equipment loans	(c)	$0.3	$0.3	$0.3	$—
(a)Credit facility
The Company has a revolving credit facility ("Credit Facility") of $650 million with a maturity date December 20, 2028.

		Three months ended March 31,
	Notes	2026	2025
Available amount under Credit Facility, beginning of year		$445.7	$418.5
Draws	26(e)	—	(50.0)
Repayments	26(e)	100.0	60.0
Available amount under Credit Facility, end of year		$545.7	$428.5
The Credit Facility provides for an interest rate margin above Secured Overnight Financing Rate (“SOFR”) prime rate, base rate advances and CORRA advances which vary, together with fees related thereto, according to the total Net Debt to Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA") ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company’s subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to EBITDA and Interest Coverage and a minimum liquidity requirement of $150 million. The Company was in compliance with its credit facility covenants as at March 31, 2026.
(b)5.75% senior notes ("Notes")
On September 23, 2020, the Company completed the issuance of $450 million aggregate principal amount of Notes with an interest rate of 5.75% per annum. The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year. The Notes are guaranteed by certain of the Company's subsidiaries.
The Company has the right to redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) plus accrued and unpaid interest, if any, up to the redemption date. The redemption price for the Notes during the 12-month period beginning October 15, 2025 is 101.438% and October 15, 2026 and thereafter is 100%.
The prepayment options represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the consolidated balance sheets.
The debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative is classified as a financial asset at FVTPL. The fair value of the embedded derivative as at March 31, 2026 was $nil (December 31, 2025 - $nil) (note 18(a)).
(c)Equipment loans
The Company has an equipment loan with a carrying value of $0.3 million as at March 31, 2026 (December 31, 2025 - $1.0 million), secured by certain mobile equipment, with interest rates at 5.30% and which mature in 2026. The equipment loan is carried at amortized cost on the consolidated balance sheet.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	49

(d)Surety bonds
As at March 31, 2026, the Company had CAD $274.7 million ($196.9 million) (December 31, 2025 ‐ CAD $274.7 million, $200.3 million) of surety bonds, issued pursuant to arrangements with insurance companies, for guarantee of environmental closure costs obligations related to Doyon, the Westwood mine and the Côté Gold mine. The entire balance of $196.9 million remains uncollateralized.
(e)Performance bonds
As at March 31, 2026, performance bonds of CAD $32.1 million ($23.0 million) (December 31, 2025 - CAD $32.1 million, $23.4 million) were outstanding in support of certain obligations related to the construction of the Côté Gold mine.
16.    Deferred Revenue
Deferred revenue arrangements have been accounted for as contracts in the scope of IFRS 15, Revenue from Contracts with Customers, whereby the cash prepayments are recorded as deferred revenue in the consolidated balance sheets when received and revenue is recognized as deliveries are made. The cash payments received on gold collars at the time of delivery were also recognized as revenue when the gold was delivered.
An interest cost, representing the financing component of the cash prepayment, was recognized as part of finance costs.
Deferred revenue arrangements were fully satisfied in 2025. There are no deferred revenue arrangements as at March 31, 2026. The following table summarizes the change in deferred revenue:

	2022 Prepay Arrangements	2024 Q1 Prepay Arrangements	2024 Q2 Prepay Arrangements	Total
Balance, December 31, 2024	$22.6	$65.5	$63.0	$151.1
Deferred revenue recognized	(21.9)	(66.7)	(65.7)	(154.3)
Finance costs	(0.7)	1.2	2.7	3.2
Balance, December 31, 2025	$—	$—	$—	$—
17.    Financial Instruments
(a)Risks
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial and other liabilities that are settled by delivering cash, another financial asset or physical production. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its anticipated business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents. The Company ensures that it has sufficient cash and cash equivalents and loan facilities available to meet its anticipated short-term obligations.
The following table summarizes the maturity date and principal amount of the Company's obligations as at March 31, 2026:

	Notes	2026	2027	2028	2029 onwards	Total
Accounts payable and accrued liabilities		$293.6	$—	$—	$—	$293.6
Lease liabilities		30.9	37.3	19.6	14.0	101.8
Equipment loans	15(c)	0.3	—	—	—	0.3
Credit Facility	15(a)	—	—	100.0	—	100.0
Notes	15(b)	—	—	450.0	—	450.0
		$324.8	$37.3	$569.6	$14.0	$945.7

Included in the cash and cash equivalents balance of $550.2 million as at March 31, 2026 is $74.0 million held by the Côté UJV and $281.9 million held by Essakane. The Côté UJV requires its joint venture partners to fund, in advance, two months of future expenditures. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the liquidity position of the Company.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	50

(b)Cash flow hedge fair value reserve
(i)Reconciliation of cash flow hedge assets (liabilities)

	FX contracts	Oil contracts	Gold price contracts	Total
Balance, January 1, 2025	$(9.8)	$—	$—	$(9.8)
Unrealized gain (loss) recognized in cash flow hedge reserve	5.3	—	(10.5)	(5.2)
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	3.8	—	—	3.8
Premiums accrued	—	—	10.5	10.5
Time value excluded from hedge relationship	2.7	—	0.3	3.0
Balance, December 31, 2025	$2.0	$—	$0.3	$2.3
Unrealized gain (loss) recognized in cash flow hedge reserve	(1.4)	0.5	—	(0.9)
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	(0.1)	(0.1)	—	(0.2)
Time value excluded from hedge relationship	0.6	—	0.4	1.0
Balance, March 31, 2026	$1.1	$0.4	$0.7	$2.2
Consisting of:
Current portion of hedge asset	$1.1	$0.4	$0.7	$2.2
	$1.1	$0.4	$0.7	$2.2
(ii)Allocation of realized hedge (gain) loss reclassified from cash flow hedge reserve

	Three months ended March 31,
	2026	2025
Consolidated balance sheets
Property, plant and equipment	$—	$0.7
Consolidated statements of earnings (loss)
Revenues[1]	2.9	—
Cost of sales	(0.2)	1.5
General and administrative expenses	—	0.2
	2.7	1.7
	$2.7	$2.4
1.Realized losses included in revenue are related to premiums on Gold price contracts.
18.    Fair Value Measurements
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.
•Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.
•Level 3 inputs are unobservable inputs for the asset or liability.
There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2025.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	51

(a)The Company's fair values of financial assets and liabilities

	March 31, 2026
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$550.2	$550.2	$—	$—	$550.2
Short-term investments	1.0	1.0	—	—	1.0
Restricted cash	69.6	69.6	—	—	69.6
Marketable securities	14.7	14.7	—	—	14.7
Bond fund investments	1.0	1.0	—	—	1.0
Deferred consideration from the sale of Sadiola	22.1	—	—	22.1	22.1
Derivatives
Currency contracts	1.1	—	1.1	—	1.1
Crude oil contracts	0.4	—	0.4	—	0.4
Gold bullion contracts	0.7	—	0.7	—	0.7
	$660.8	$636.5	$2.2	$22.1	$660.8
Liabilities
Long-term debt - Notes[1]	$(451.3)	$(447.3)	$—	$—	$(447.3)
Long-term debt - equipment loan	(0.3)	—	(0.3)	—	(0.3)
Long-term debt - Credit Facility	(100.0)	—	(100.0)	—	(100.0)
	$(551.6)	$(447.3)	$(100.3)	$—	$(547.6)
1.The carrying amount excludes unamortized deferred transaction costs of $2.4 million and the embedded derivative.

	December 31, 2025
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$421.9	$421.9	$—	$—	$421.9
Short-term investments	1.0	1.0	—	—	1.0
Restricted cash	71.0	71.0	—	—	71.0
Marketable securities	18.4	18.4	—	—	18.4
Bond fund investments	1.0	1.0	—	—	1.0
Other investments	23.5	23.5	—	—	23.5
Deferred consideration from the sale of Sadiola	19.1	—	—	19.1	19.1
Derivatives
Currency contracts	2.0	—	2.0	—	2.0
Gold bullion contracts	0.3	—	0.3	—	0.3
	$558.2	$536.8	$2.3	$19.1	$558.2
Liabilities
Long-term debt - Notes[1]	$(451.7)	$(451.1)	$—	$—	$(451.1)
Long-term debt - equipment loans	(1.0)	—	(1.0)	—	(1.0)
Long-term debt - Credit Facility	(200.0)	—	(200.0)	—	(200.0)
	$(652.7)	$(451.1)	$(201.0)	$—	$(652.1)
1.The carrying amount excludes unamortized deferred transaction costs of $2.9 million and the embedded derivative.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	52

19.    Share Capital
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

		Three months ended March 31,
Number of common shares (in millions)	Notes	2026	2025
Outstanding, beginning of the period		591.1	571.4
Shares repurchased under NCIB	(b)	(12.9)	—
Issuance of flow-through common shares	(a)	0.4	0.8
Issuance of shares for share-based compensation	20	1.5	2.8
Outstanding, end of the period		580.1	575.0
(a)Flow-through common shares
In March 2026, the Company issued 0.4 million flow-through common shares at CAD$43.22 per share for net proceeds of $13.2 million (CAD$18.0 million), which included a $3.6 million premium reported as a deferred gain on the balance sheet to be recognized in earnings as eligible expenditures are made. A total of $9.6 million was recognized in equity based on the quoted price of the shares on the date of the issue less issuance costs. The flow-through common shares were issued to fund exploration expenditures for the Company's exploration properties in Quebec, Canada. Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed expenditures in accordance with the applicable tax legislation.
In February 2025, the Company issued 0.8 million flow-through common shares at CAD$12.25 per share for net proceeds of $6.8 million (CAD$10.0 million), which included a $1.7 million premium reported as a deferred gain on the balance sheet to be recognized in earnings as eligible expenditures are made. A total of $5.1 million was recognized in equity based on the quoted price of the shares on the date of the issue less issuance costs. The flow-through common shares were issued to fund exploration expenditures for the Company's exploration properties in Quebec, Canada.
For the three months ended March 31, 2026, $nil (three months ended March 31, 2025 - $0.5 million) was recognized as amortization of the gains related to the issuances of flow-through common shares and was included in interest income, derivatives and other investment gains in the consolidated statements of earnings (note 24).
(b)Normal Course Issuer Bid
On December 9, 2025, the Company received approval from the TSX of its normal course issuer bid (“NCIB”) program. Under the program, the Company is authorized to purchase up to 57.0 million of its common shares during the period from December 12, 2025 to December 11, 2026.
The book value of any cancelled shares are treated as a reduction to common share capital. During the first quarter ended March 31, 2026, the Company repurchased 12.9 million common shares for $260.0 million at an average price of $20.18 per share, which includes $50 million of an automatic share purchase plan ("ASPP") accrued as of December 31, 2025. The book value of the cancelled shares was $73.8 million and was treated as a reduction to common share capital.
On March 31, 2026, the Company initiated an ASPP under its NCIB by authorizing its independent broker to purchase common shares of the Company up to $40.0 million (December 31, 2025 - $50 million) based on certain market criteria. The instructions expire on May 1, 2026. The Company recognized a financial liability associated with the total maximum amount that may be repurchased during that period by the broker, with an offsetting entry in contributed surplus. The full amount of the financial liability was purchased subsequent to March 31, 2026, totaling 2.1 million common shares.
20.    Share-Based Compensation
(a)Options
(i)Share option plan
A summary of the status of the Company's share option plan and changes during the period is presented below:

Three months ended March 31, 2026	Options (in millions)	Weighted average exercise price (CAD/share)
Outstanding, beginning of the period	2.2	$4.53
Exercised[1]	(0.8)	4.11
Outstanding, end of the period	1.4	$4.78
Exercisable, end of the period	0.6	$4.29
1.Exercise prices are denominated in Canadian dollars. The USDCAD exchange rate at March 31, 2026 was $1.3955/CAD.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	53

(b)Other share-based compensation
(i)Share incentive plans
A summary of the status of the Company’s outstanding share units issued to directors and employees under the Company's share incentive plan and changes during the year is presented below.

Three months ended March 31, (share units in millions)	2026
Outstanding, beginning of the period	5.1
Granted	0.4
Issued	(0.7)
Outstanding, end of the period	4.8
(ii)Summary of share units granted
Deferred share units
The estimated fair value of the awards is expensed immediately.

Three months ended March 31,	2026
Granted during the period (in millions)	—
Grant-date fair value (CAD per unit)[1]	$26.16
1.The grant-date fair value is equal to the share price on grant date.
Restricted share units
Employee restricted share unit grants ("RSU") vest over twelve to thirty-six months and have no restrictions upon vesting. Prior to December 31, 2025 all granted RSUs are and will continue to be equity settled. The structure of all subsequently granted RSUs will be settled in cash or equity at the discretion of the Company. As these RSUs are expected to be cash settled a liability has been recorded to reflect the new RSU grants. There are no vesting conditions other than service.
The estimated fair value of the awards is expensed over their vesting period. Cash settled RSUs will be revalued based on the Company's share price at each period.

Three months ended March 31,	2026
Granted during the period (in millions)	0.3
Grant-date fair value (CAD per unit)[1]	$33.54
1.The grant-date fair value is equal to the share price on grant date.
Performance share units
The performance share unit grants vest over thirty-six months and are equity settled. There are no cash settlement alternatives for these grants.
The estimated fair value of the awards is expensed over their vesting period.

Three months ended March 31,	2026
Granted during the period (in millions)	0.1
Grant-date fair value (CAD per unit)[1]	$33.56
1.The grant-date fair value was determined using a Monte Carlo model.
21.    Cost of Sales

	Three months ended March 31,
	2026	2025
Operating costs[1]	$254.3	$227.2
Royalties	89.4	29.0
Depreciation expense	115.7	79.7
	$459.4	$335.9
1.Operating costs include mine production, transport and smelter costs, and site administrative expenses.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	54

22.    Other Expenses

		Three months ended March 31,
	Notes	2026	2025
Changes in asset retirement obligations at closed mines	12(a)	$1.3	$4.9
Write-down of assets		1.3	0.1
Other		0.3	0.1
		$2.9	$5.1
23.    Finance Costs

		Three months ended March 31,
	Notes	2026	2025
Interest expense		$11.0	$26.8
Accretion expense - gold prepayment	16	—	3.0
Credit Facility fees		1.2	1.1
Accretion expense - asset retirement obligations		1.5	1.1
Other finance costs		2.2	6.2
		$15.9	$38.2
Borrowing costs attributable to qualifying assets		$(8.4)	$(8.4)
		$7.5	$29.8

Interest paid[1]		$5.1	$19.6
1.Interest paid relates to interest charges on the Company's 5.75% senior notes, Term Loan, Credit Facility, equipment loans and leases.
24.    Interest Income, Derivatives and Other Investment Gains (Losses)

		Three months ended March 31,
	Notes	2026	2025
Interest income	26(a)	$3.2	$2.2
Gains (losses) on non-hedge derivatives		—	(2.8)
Amortization of gain related to flow-through common shares	26(a)	—	0.5
Changes in fair value of deferred consideration from the sale of Sadiola	26(a)	3.0	0.5
Other gains (losses)		(4.1)	0.4
		$2.1	$0.8
For the three months ended March 31, 2026, gains (losses) on non-hedge derivatives include $nil (three months ended March 31, 2025 - $2.5 million) of unrealized losses that relate to fair value movements of the embedded derivative related to prepayment options for the Term Loan, which was paid in full in 2025.
25.    Earnings Per Share
(a)Basic earnings per share computation

	Three months ended March 31,
	2026	2025
Numerator
Net earnings attributable to equity holders	$379.7	$39.7
Denominator (in millions)
Weighted average number of common shares (basic)	587.6	572.5
Basic earnings per share attributable to equity holders	$0.65	$0.07

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	55

(b)Diluted earnings per share computation

	Three months ended March 31,
	2026	2025
Denominator (in millions)
Weighted average number of common shares (basic)	587.6	572.5
Dilutive effect of options	1.6	1.4
Dilutive effect of share units	4.8	5.7
Weighted average number of common shares (diluted)	594.0	579.6
Diluted earnings per share attributable to equity holders	$0.64	$0.07
Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	Three months ended March 31,
(in millions)	2026	2025
Options	—	0.4
26.    Cash Flow Items
(a)Adjustments for other non-cash items within operating activities

		Three months ended March 31,
	Notes	2026	2025
Share-based compensation		$1.9	$3.1
Write-down of assets	22	1.3	—
Write-down of inventories		1.2	0.6
Changes in estimates of asset retirement obligations at closed sites	22	1.3	4.9
Interest income	24	(3.2)	(2.2)
Changes in fair value of deferred consideration from the sale of Sadiola	24	(3.0)	(0.5)
Amortization of gains related to flow-through common shares	24	—	(0.5)
Effects of exchange rate fluctuation on cash and cash equivalents		4.1	(6.5)
Effects of exchange rate fluctuation on restricted cash		1.4	(2.4)
Employee service provision		(0.2)	3.5
Other		(3.0)	3.5
		$1.8	$3.5
(b)Movements in non-cash working capital items and non-current ore stockpiles

	Three months ended March 31,
	2026	2025
Receivables and other current assets	$(12.9)	$(18.3)
Inventories and non-current ore stockpiles	(6.5)	(22.5)
Accounts payable and accrued liabilities	(40.2)	10.2
	$(59.6)	$(30.6)

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	56

(c)    Other investing activities

		Three months ended March 31,
	Notes	2026	2025
Interest received	24	$3.2	$2.3
(Increase) decrease in restricted cash		—	4.4
Capital expenditures for exploration and evaluation assets		(5.2)	(0.2)
Acquisition of exploration and evaluation assets	10	(2.4)	—
(Acquisition)/Disposal of marketable securities		5.0	—
Change in government receivables and investments		23.2	—
Settlement of Yatela Sale		—	(18.2)
Other		—	(4.6)
		$23.8	$(16.3)
(d) Other financing activities

		Three months ended March 31,
	Notes	2026	2025
Proceeds from issuance of flow-through common shares	19(a)	$13.2	$6.9
Repayment of equipment loans	15(c)	(0.7)	(0.4)
Payment of lease obligations		(8.6)	(7.1)
Common shares issued for cash on exercise of stock options		2.4	2.3
Other		(0.9)	(2.8)
		$5.4	$(1.1)
(e)    Reconciliation of long-term debt arising from financing activities

	Equipment loans	5.75% senior notes	Credit facility	Term Loan	Total
Balance, January 1, 2025	$2.1	$448.4	$220.0	$358.4	$1,028.9
Cash changes:
Proceeds	—	—	130.0	—	130.0
Repayments	(1.3)	—	(150.0)	(400.0)	(551.3)
Non-cash changes:
Amortization of deferred financing charges	—	1.0	—	15.6	16.6
Foreign currency translation	0.2	—	—	—	0.2
Change in fair value of embedded derivative	—	—	—	26.7	26.7
Other	—	(0.6)	—	(0.7)	(1.3)
Balance, December 31, 2025	$1.0	$448.8	$200.0	$—	$649.8
Cash changes:
Repayments	(0.7)	—	(100.0)	—	(100.7)
Non-cash changes:
Amortization of deferred financing charges	—	0.2	—	—	0.2
Other	—	(0.1)	—	—	(0.1)
Balance, March 31, 2026	$0.3	$448.9	$100.0	$—	$549.2

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	57

27.    Segmented Information
The Company’s gold mines are divided into geographic segments as follows:
•Côté Gold mine - Ontario, Canada;
•Westwood complex - Quebec, Canada; and
•Essakane mine - Burkina Faso.
The Company’s non-gold mine segments are divided as follows:
•Exploration and evaluation and development; and
•Corporate.

	March 31, 2026			December 31, 2025
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Côté Gold	$2,900.0	$3,080.7	$256.5	$2,881.8	$3,053.2	$276.9
Westwood complex	804.2	837.9	238.1	801.0	841.2	233.6
Essakane	854.3	1,396.7	354.1	825.0	1,307.5	310.0
Total gold mines	4,558.5	5,315.3	848.7	4,507.8	5,201.9	820.5
Exploration and evaluation and development	391.7	423.8	10.7	388.0	418.7	14.9
Corporate	52.1	253.9	706.9	53.0	231.9	771.2
Total	$5,002.3	$5,993.0	$1,566.3	$4,948.8	$5,852.5	$1,606.6
Three months ended March 31, 2026

	Consolidated statements of earnings (loss) information							Capital expenditures[2]
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (loss) from operations
Gold mines
Côté Gold	$267.1	$94.5	$38.9	$—	$1.3	$1.4	$131.0	$27.9
Westwood complex	184.3	48.5	17.4	—	—	1.1	117.3	19.7
Essakane	578.7	200.7	59.1	—	—	0.3	318.6	53.8
Total gold mines	1,030.1	343.7	115.4	—	1.3	2.8	566.9	101.4
Exploration and evaluation and development	—	—	—	—	6.5	—	(6.5)	—
Corporate[3]	—	—	0.3	15.4	—	0.1	(15.8)	—
Total	$1,030.1	$343.7	$115.7	$15.4	$7.8	$2.9	$544.6	$101.4
1.Excludes depreciation expense.
2.Includes incurred capital expenditures for property, plant and equipment, exploration and evaluation assets at the Company's gold mines, and excludes capitalized study costs, acquisition of Nelligan assets, capitalized borrowing costs and ROU assets. Côté Gold is presented at 70%.
3.Includes impact on earnings from royalty interests.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	58

Three months ended March 31, 2025

	Consolidated statements of earnings (loss) information							Capital expenditures[2]
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (loss) from operations
Gold mines
Côté Gold	$151.2	$65.2	$34.0	$—	$1.8	$0.5	$49.7	$21.3
Westwood complex	79.8	42.1	12.4	—	—	4.2	21.1	15.1
Essakane	276.9	148.9	32.8	—	—	0.4	94.8	30.1
Total operating gold mines	507.9	256.2	79.2	—	1.8	5.1	165.6	66.5
Exploration and evaluation and development	—	—	—	—	4.8	0.1	(4.9)	—
Corporate[3]	(30.8)	—	0.5	16.4	—	(0.1)	(47.6)	0.5
Total	$477.1	$256.2	$79.7	$16.4	$6.6	$5.1	$113.1	$67.0
1.Excludes depreciation expense.
2.Includes incurred capital expenditures for property, plant and equipment, exploration and evaluation assets at the Company's gold mines, and excludes capitalized study costs, acquisition of Nelligan assets, capitalized borrowing costs and ROU assets. Côté Gold is presented at 70%.
3.Includes impact on revenues of delivering ounces into gold sale prepayment arrangements (note 16) and earnings from royalty interests.
28.    Commitments

	March 31, 2026	December 31, 2025
Purchase obligations	$271.0	$180.6
Capital expenditure obligations	43.9	37.4
Lease obligations	107.5	118.9
	$422.4	$336.9

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – March 31, 2026	59